UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 4 December 2014

NOT FOR DISTRIBUTION IN CANADA, AUSTRALIA OR JAPAN

Orange continues proceedings for the acquisition of the Spanish operator Jazztel

The European Commission has decided to pursue its review of Orange’s friendly takeover bid for 100% of the shares of Jazztel, a publicly traded company in Spain (BMAD:JAZ), announced on 15 September 2014. The Commission considers that a sufficiently thorough analysis of a market that is undergoing profound change could not be completed within the extremely limited timeframe of a Phase 1 examination.

This decision will enable the European Commission and Orange to continue their discussion of the overall analysis of the Spanish market: its rapid evolution towards convergence, very high-speed fixed broadband and content distribution.

The time limit for this new phase of the proceeding is already included in the schedule for the deal. Orange maintains its ambition to close the operation during the first half of 2015.

The Orange Group continues proceedings for the acquisition of Jazztel and reaffirms its confidence in the favourable outcome of this deal, which aims to give rise to the market’s second-ranked fixed broadband operator and one of the most dynamic players in the Spanish mobile market. In doing so, Orange plans to accelerate customer convergence and its growth in a highly-competitive market.

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2013 and has 159,000 employees worldwide at September 30, 2014, including 99,800 employees in France. Present in 30 countries, the Group served 240 million customers worldwide as of 30 September 2014, including 182 million mobile customers and 16 million broadband internet customers. Under the Orange Business Services brand, Orange is also one of the world leaders in providing telecommunication services to multinational companies.

Orange is listed on NYSE Euronext Paris (ORA) and on the New York Stock Exchange (ORAN).

For more information (on the web and on your mobile): www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service cited in this press release are trademarks held by Orange or Orange Brand Services Limited.

Press contacts: +33 (0)1 44 44 93 93

Sébastien Audra, sebastien.audra@orange.com

Olivier Emberger, olivier.emberger@orange.com

DISCLAIMERS

This press release shall not be published in, distributed or sent to any jurisdiction or territory in which its publication or the offers referred to herein might be illegal or would require any registration or filing of additional documentation, and the persons that receive this press release will not be allowed to publish it in, distribute or send it to such jurisdictions or territories. This press release may not be published, distributed, diffused or otherwise sent into Canada, Australia or Japan. This press release does not constitute nor form part of an offer to sell securities or the solicitation of an offer to buy securities in the United States or any other jurisdiction.

ORANGE

Date: December 4, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations